UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On October 18, 2011, the Board of Directors of Taro Pharmaceutical Industries Ltd. ("Taro") received a letter from Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries and affiliates, “Sun Pharma") regarding an offer to purchase all of Taro’s issued and outstanding shares not currently held by Sun Pharma.  On October 19, 2011, Taro issued a press release confirming the receipt of such letter.

A copy of the press release and letter are filed as exhibits hereto and are incorporated herein by reference.

Exhibit Index

99.1           Press Release issued on October 19, 2011

99.2           Letter from Sun Pharma to Taro’s Board of Directors dated October 18, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 19, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ James Kedrowski
        Name:  James Kedrowski
        Title:    Interim Chief Executive Officer and Director

Exhibit 99.1

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

FOR IMMEDIATE RELEASE

Sun Pharma Proposes to Acquire Taro Shares
Offer of $24.50 per Share for Remaining Outstanding Shares

Hawthorne, NY, October 19, 2011 – Taro Pharmaceutical Industries Ltd. (“Taro,” Pink Sheets: TAROF) confirmed that Taro’s Board of Directors received yesterday a letter from Sun Pharmaceutical Industries Ltd.(Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries and affiliates, “Sun Pharma") making a non-binding proposal for the acquisition of all of the issued and outstanding shares of Taro, not currently held by Sun Pharma, at a price of  $24.50 per share, in cash.  Sun Pharma’s letter states, in part, that the proposal represents a valuation of approximately $1.09 billion for Taro and the proposed purchase price represents a 25.96% premium over Taro’s closing price on October 17, 2011 and a 23.80% premium over Taro’s closing price in the last 60 days.  According to its Schedule 13D filings, Sun Pharma presently holds 29,497,813, or 66.3%, of Taro’s 44,535,832 ordinary shares outstanding.

Taro anticipates that an independent committee of Taro’s Board of Directors will review Sun Pharma’s proposal in due course.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENTS
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the offer evaluated by Taro’s Board of Directors, acceptance of the offer by Taro Shareholders, approval, if any required, by regulatory authorities, general domestic and international economic conditions, industry and market conditions, changes in Taro's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in Taro's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements speak only as of the date on which they are made.  Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

Exhibit 99.2

17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

Strictly Confidential
October 18, 2011

 To:

The Board of Directors

Taro Pharmaceutical Industries Ltd. (“Taro”)

Israel.

Re: Acquisition Proposal

On behalf of Sun Pharmaceutical Industries Ltd. and its affiliates (collectively,  “Sun Pharma”), we are pleased to submit this proposal to acquire all the outstanding shares in Taro not currently held by Sun Pharma (the “Transaction”), as further detailed below.

We would propose to effect the Transaction at a price of US $24.50 per Taro share, payable in cash (the “Purchase Price”). The Purchase Price represents a company valuation of approximately US $1.09 billion for Taro. The Purchase Price further represents a premium of 25.96% over Taro's closing price on October 17, 2011, a 23.80% premium over Taro’s average closing price in the last 60 days and more than three times the price paid for Taro shares in the tender offer that ended on September 14, 2010 and a compelling liquidity opportunity for Taro’s shareholders. Our proposal is not subject to any financing condition.

We believe that the Transaction is beneficial both for Taro as well as its public shareholders and would welcome the opportunity to present our rationale for the Transaction to Taro’s Board or, should Taro set up an independent committee to review the Transaction on behalf of Taro, such committee, and to discuss this proposal with you at greater length and to answer any questions that you or your advisers may have.

We would expect to structure the Transaction as a statutory reverse triangular merger under the Israeli Companies Law, with the intent of executing a definitive merger agreement containing customary representations, warranties, covenants and closing conditions, as promptly as practicable. We expect the Transaction to close within 30 days of the receipt of the requisite shareholder approval of Taro, subject to satisfaction of the other usual and customary closing conditions.

We are highly interested in pursuing this Transaction on an expedited timetable, and look forward to working with you to document the Transaction. We appreciate receiving your response to our proposal as soon as reasonably possible. Sun Pharma will be amending its Schedule 13D to reflect this proposal. Please be advised that Sun Pharma has no intention to sell any of the shares of Taro held by it to any third party.

Registered Office : SPARC, Tandalja, Vadodara - 390 020 India.
Corporate Office : Acme Plaza, Andheri - Kurla Road, Andheri (East), Mumbai - 400 059.

This letter is a non-binding proposal and no party shall have any obligation to enter into any agreement or consummate any transaction until a definitive written agreement is executed by both parties. This letter does not constitute a binding agreement or undertaking, and it shall not impose any legal obligation to proceed with or consummate the proposed Transaction or to enter into any agreement with respect thereto, and failure to consummate the proposed Transaction for any reason whatsoever shall not give rise to any liability.

We sincerely hope that you will see the enormous benefits of the proposed transaction to Taro and its shareholders and that you will support a combination of our two companies. We look forward to hearing from you.

Sincerely,

SUN PHARMACEUTICAL INDUSTRIES LTD.

Name: Dilip Shanghvi

Title: Chairman & Managing Director